SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN JANUARY 28, 2004 AND FEBRUARY 2, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐ No ☒

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
EXHIBIT INDEX
EX-1.1 EXHIBIT "I" TO PIVOTAL PROXY CIRCULAR
EX-1.2 EXHIBIT "J" TO PIVOTAL PROXY CIRCULAR
EX-1.3 PRESS RELEASE DATED JANUARY 30,2004

Other Events

On January 28, 2004, chinadotcom corporation (“chinadotcom”) filed a Form 6-K which included the proxy circular (the “Circular”) sent by Pivotal Corporation (“Pivotal”) to all of its shareholders. Exhibits I and J to the Circular are attached as Exhibits 1.1 and 1.2 respectively.

EXHIBITS

Exhibit	Description

1.1	Exhibit “I” to the Pivotal Proxy Circular previously filed on Form 6-K on January 28, 2004

1.2	Exhibit “J” to the Pivotal Proxy Circular previously filed on Form 6-K on January 28, 2004

1.3	Press Release dated January 30, 2004 chinadotcom Announces CEO Appointments of its Mobile Units

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2004

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan Steven Chan General Counsel and Company Secretary

EXHIBIT INDEX

Exhibit	Description

1.1	Exhibit “I” to the Pivotal Proxy Circular previously filed on From 6-K on January 28, 2004

1.2	Exhibit “J” to the Pivotal Proxy Circula previously filed on From 6-K on January 28, 2004

1.3	Press Release dated January 30, 2004 chinadotcom Announces CEO Appointments of its Mobile Units